Filed Pursuant to Rule 433

Registration No. 333-133852

October 6, 2008

Investors May Contact:

Kevin Stitt, Bank of America, 1.704.386.5667

Lee McEntire, Bank of America, 1.704.388.6780

Reporters May Contact:

Robert Stickler, Bank of America, 1.704.386.8465

robert.stickler@bankofamerica.com

Bank of America Announces 3rd Quarter Earnings and Capital Raising Initiatives

Earns $1.18 billion, or $0.15 per share

Selling Approximately $10 billion in Common Stock

Reduces 4th Quarter Dividend 50% to $0.32

CHARLOTTE — Bank of America Corporation today reported third quarter 2008 net income of $1.18 billion, or $0.15 per share, down from $3.70 billion, or $0.82 per share, a year earlier.

The company also announced two initiatives to raise capital, targeting an 8 percent Tier 1 Capital ratio. The company intends to sell common stock with a target of raising $10 billion. In addition, the Board of Directors has declared a quarterly dividend on common stock of $0.32 to be paid on December 26, 2008 to shareholders of record on December 5, 2008. Assuming the current number of issued and outstanding shares, the reduction from $0.64 paid in recent quarters would add more than $1.4 billion to capital each quarter.

“These are the most difficult times for financial institutions that I have experienced in my 39 years in banking,” said Kenneth D. Lewis, chairman and chief executive officer. “We believe it is prudent to raise capital to very substantial levels in this uncertain environment. Both economic and financial market conditions have changed significantly in the last two months. We were willing to operate at capital levels over the short-term that were good, but not at our targeted levels, given projections two months ago. We now believe it is important to be at or near our 8 percent Tier 1 capital ratio target given the recessionary conditions and outlook for still weaker economic performance which we expect to drive higher credit losses and depress earnings. We believe that achieving higher capital levels today will position our company to provide credit to those consumers and businesses that are attracted to our strength and stability.

“We know many investors in our stock are quite disappointed with a dividend reduction,” Lewis continued. “It is not a decision we made lightly. However, we cannot pay out what we have not earned. Our goal is to resume dividend increases from the new level as soon as our earnings performance warrants.

“All that said, our company continues to be profitable, and we have been able in the last year to make a number of moves that should significantly enhance our earnings when economic and financial market conditions improve. Our diversity and scale give us strength to deal with the current issues that few competitors can match. I have never been more optimistic about the long-term prospects of Bank of America.”

Lower earnings in the third quarter compared to a year earlier were driven by a significant increase in provision expense, as credit costs continued to rise, partially offset by advances in various income categories largely as a result of the acquisition of Countrywide Financial Corporation on July 1, 2008 and LaSalle Bank. Countrywide results were not included in prior period results.

Bank of America is clearly benefiting from consumer and business flight to safety, as shown by year-over-year increases in loans and especially deposits. While consumer credit costs continued to increase in line with economic conditions, the company continued to increase the number of customer accounts and make progress in such categories as investment banking.

Third Quarter Selected Business Developments

•

Retail deposits increased $56 billion to $586 billion from June 30 to September 30, 2008, including the addition of $35 billion from Countrywide, extending Bank of America’s lead as the largest retail depository institution in the United States. Excluding the impact of Countrywide, Bank of America gained $21 billion in retail deposits during the quarter as consumers moved money to safety. That gain was almost three times the industry average. Service charges increased $84 million from the second quarter, but debit card revenue declined slightly as consumers pulled back on spending.

•

Reflecting deteriorating economic conditions, the consumer credit card business experienced a decrease in purchase volumes, slowing repayments and increased delinquencies during the quarter. Credit card held net charge offs increased to $1.24 billion, representing a net charge off rate of 6.14 percent. Credit card managed net credit losses rose to $3.00 billion, representing a loss rate of 6.40 percent.

•

Investment banking income was up 22 percent from the previous year to $474 million. Revenue in Capital Markets and Advisory Services was adversely impacted by $952 million in CDO-related charges, $327 million in leveraged loan and commercial mortgage related writedowns and $190 million in losses on a commitment to buy back auction-rate securities from clients.

•	Equity investment income results were negatively impacted by writedowns totaling $320 million on the preferred stock of Fannie Mae and Freddie Mac.

•	Global Wealth and Investment Management revenue was affected by $630 million in support for cash funds and $123 million in losses on a commitment to buy back auction-rate securities from clients.

Third Quarter 2008 Financial Summary

Revenue and Expense

Revenue net of interest expense on a fully taxable-equivalent basis rose 21 percent to $19.90 billion from $16.47 billion a year earlier.

Net interest income on a fully taxable-equivalent basis rose 33 percent to $11.92 billion from $8.99 billion in the third quarter of 2007 due to the acquisitions of LaSalle and Countrywide, loan and deposit growth, and the impact of rate movements. The net interest yield increased 32 basis points to 2.93 percent due to increased yields on market-based activity driven by the steepening of the yield curve and the mix of products.

Noninterest income increased 7 percent to $7.98 billion from $7.48 billion a year earlier. The company booked a $630 million charge for providing support to cash funds and losses of $313 million related to auction-rate securities. Noninterest income was adversely impacted by $1.8 billion in writedowns and charges associated with market disruptions, which included Global Corporate and Investment Banking’s portion of the losses associated with auction-rate securities. Service charges income rose due in part to the increase in deposits. Mortgage banking income and insurance income also rose due to the acquisition of Countrywide.

Noninterest expense rose 34 percent to $11.66 billion, largely reflecting the addition of Countrywide and LaSalle. Pretax merger and restructuring charges related to acquisitions were $247 million compared with $84 million a year earlier. The efficiency ratio, on a fully taxable-equivalent basis, was 58.60 percent.

Credit Quality

Credit quality continued to weaken during the quarter with more rapid deterioration noted recently. The economy has moved to a recessionary environment and the risk of a prolonged recession has increased. Consumers are experiencing higher levels of stress from depreciating home prices, rising unemployment and tighter credit conditions. Higher levels of bankruptcies are occurring and delinquencies and losses have increased in all consumer portfolios.

Increased loss and delinquency trends first experienced in the home equity and homebuilder portfolios have now spread into the first mortgage, unsecured consumer lending and credit card portfolios. Deterioration has been more pronounced in California and Florida, which have been hit harder by home price depreciation and rising unemployment than in other markets. Commercial losses in sectors other than real estate and small business also increased, but remain below normalized ranges.

The company added almost $2 billion to the allowance for loan and lease losses during the quarter through provision. The additions were mainly for consumer loans,

including the unsecured consumer lending, credit card and residential mortgage portfolios. The current coverage ratios and amounts shown below include the addition of Countrywide.

•	Provision for credit losses was $6.45 billion, up from $5.83 billion in the second quarter and from $2.03 billion in the third quarter of 2007.

•

Net charge-offs were $4.36 billion, or 1.84 percent of total average loans and leases compared with $3.62 billion, or 1.67 percent, in the second quarter and $1.57 billion, or 0.80 percent, in the third quarter of 2007.

•

Total managed net losses were $6.11 billion, or 2.32 percent, of total average managed loans and leases compared with $5.26 billion, or 2.16 percent, in the second quarter and $2.83 billion, or 1.27 percent, in the third quarter of 2007.

•

Nonperforming assets were $13.36 billion or 1.42 percent of total loans, leases and foreclosed properties, compared with $9.75 billion, or 1.13 percent, at June 30, 2008 and $3.37 billion, or 0.43 percent, at September 30, 2007.

•

The allowance for loan and lease losses was $20.35 billion, or 2.17 percent of loans and leases measured at historical cost compared with $17.13 billion, or 1.98 percent, at June 30, 2008 and $9.54 billion, or 1.21 percent, at September 30, 2007.

Capital Management

Total shareholders’ equity was $161.04 billion at September 30. Period-end assets were $1.83 trillion. The Tier 1 capital ratio estimate is 7.50 percent, down from 8.25 percent at June 30, 2008. The ratio was 8.22 percent a year earlier.

Bank of America paid a cash dividend of $0.64 per share in the quarter. The company also issued about 109 million common shares, including 107 million shares for the acquisition of Countrywide and 2 million shares related to employee stock options and ownership plans. No shares were repurchased during the quarter. Period-end common shares issued and outstanding were 4.56 billion for the third quarter, up from 4.45 billion for the second quarter of 2008 and 4.44 billion in the year ago quarter.

Transition update

The LaSalle transition will reach a significant milestone in the fourth quarter with expected major systems conversions. In addition, the cost saves achieved in connection with the transaction will exceed original projections.

The transition at Countrywide, which was acquired on July 1, is on track. The company today reached a major milestone by announcing in conjunction with a number of state attorneys general a proactive home retention program that will modify troubled mortgages using principal reductions for nearly 400,000 Countrywide customers nationwide (see separate press release issued earlier today).

The combined company modified loans for more than 73,000 customers during the third quarter, up from 14,000 in the similar period in 2007.

Countrywide added $259 million in operating earnings to Bank of America this quarter, which was accretive to earnings per share by $0.06. The transition team is on track to reach targeted cost savings, which have been increased from original projections to $900 million after-tax, and expect to fully realize the benefits by 2011.

Bank of America agreed on September 15, 2008 to acquire Merrill Lynch. The company has begun to announce the senior management team of the combined company and the transition teams are beginning to map out their activities.

Note: Chief Executive Officer Kenneth D. Lewis and Chief Financial Officer Joe L. Price will discuss third quarter 2008 results in a conference call at 5 p.m. EDT today. The presentation and supporting materials can be accessed on the Bank of America Investor Relations Web site at http://investor.bankofamerica.com. For a listen-only connection to the conference call, dial 877.585.6241 or (international) 785.830.1916 and the conference ID: 79795.

Bank of America

Bank of America is one of the world’s largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The company provides unmatched convenience in the United States, serving more than 59 million consumer and small business relationships with more than 6,100 retail banking offices, more than 18,000 ATMs and award-winning online banking with more than 25 million active users. Bank of America offers industry leading support to more than 4 million small business owners through a suite of innovative, easy-to-use online products and services. The company serves clients in more than 150 countries and has relationships with 99 percent of the U.S. Fortune 500 companies and 83 percent of the Fortune Global 500. Bank of America Corporation stock (NYSE: BAC) is a component of the Dow Jones Industrial Average and is listed on the New York Stock Exchange.

Forward-Looking Statements

This press release contains forward-looking statements, including statements about the financial conditions, results of operations and earnings outlook of Bank of America Corporation. The forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include, among others, the following: 1) projected business increases following process changes and other investments are lower than expected; 2) competitive pressure among financial services companies increases significantly; 3) general economic conditions are less favorable than expected; 4) political conditions including the threat of future terrorist activity and related actions by the United States abroad may adversely affect the company’s businesses and economic conditions as a whole; 5) changes in the interest rate environment and market liquidity reduce interest margins, impact funding sources and effect the ability to originate and distribute financial products in the primary and secondary markets; 6) changes in foreign exchange rates increases exposure; 7) changes in market rates and prices may adversely impact the value of financial products; 8) legislation or regulatory environments, requirements or changes adversely affect the businesses in which the company is engaged; 9) changes in accounting standards, rules or interpretations, 10) litigation liabilities, including costs, expenses, settlements and judgments, may adversely affect the company or its businesses; 11) mergers and acquisitions and their integration into the company; and 12) decisions to downsize, sell or close units or otherwise change the business mix of any of the company. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Bank of America does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements are made. For further information regarding Bank of America Corporation, please read the Bank of America reports filed with the SEC and available at www.sec.gov.

www.bankofamerica.com

###

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Bank of America Corporation or the lead managers will arrange to send you the prospectus if you request it by contacting Bank of America Corporation, Corporate Treasury - Securities Administration, at 1-866-804-5241, Banc of America Securities LLC, toll free at 1-800-294-1322 or Merrill Lynch & Co. at 1-866-500-5408.

Bank of America Corporation and Subsidiaries

Selected Financial Data

(Dollars in millions, except per share data; shares in thousands)

Summary Income Statement	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
Net interest income	$ 11,642	$ 8,617	$ 32,254	$ 25,276
Total noninterest income	7,979	7,480	24,848	28,753

Total revenue, net of interest expense	19,621	16,097	57,102	54,029
Provision for credit losses	6,450	2,030	18,290	5,075
Noninterest expense, before merger and restructuring charges	11,413	8,627	29,953	26,845
Merger and restructuring charges	247	84	629	270

Income before income taxes	1,511	5,356	8,230	21,839
Income tax expense	334	1,658	2,433	7,125

Net income	$ 1,177	$ 3,698	$ 5,797	$ 14,714

Earnings per common share	$ 0.15	$ 0.83	$ 1.11	$ 3.30
Diluted earnings per common share	0.15	0.82	1.10	3.25

Summary Average Balance Sheet	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
Total loans and leases	$ 946,914	$ 780,516	$ 900,574	$ 745,162
Debt securities	266,013	174,568	240,347	179,589
Total earning assets	1,622,466	1,375,795	1,544,617	1,352,177
Total assets	1,905,691	1,580,565	1,808,765	1,554,760
Total deposits	857,845	702,481	810,663	695,465
Shareholders’ equity	166,454	134,487	160,890	133,878
Common shareholders’ equity	142,303	131,606	141,337	131,017

Performance Ratios	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
Return on average assets	0.25%	0.93%	0.43%	1.27%
Return on average common shareholders’ equity	1.97	11.02	4.68	14.88

Credit Quality	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
Total net charge-offs	$ 4,356	$ 1,573	$ 10,690	$ 4,495
Annualized net charge-offs as a % of average loans and leases outstanding (1)	1.84%	0.80%	1.59%	0.80%
Provision for credit losses	$ 6,450	$ 2,030	$ 18,290	$ 5,075
Total consumer credit card managed net losses	2,996	2,024	8,119	6,076
Total consumer credit card managed net losses as a % of average managed credit card receivables	6.40%	4.67%	5.85%	4.81%

	September 30
	2008	2007
Total nonperforming assets	$ 13,357	$ 3,372
Nonperforming assets as a % of total loans, leases and foreclosed properties (1)	1.42%	0.43%
Allowance for loan and lease losses	$ 20,346	$ 9,535
Allowance for loan and lease losses as a % of total loans and leases measured at historical cost (1)	2.17%	1.21%

Capital Management	September 30
	2008	2007
Risk-based capital ratios:
Tier 1	7.50 *%	8.22%
Tangible equity ratio (2)	4.03 *	4.09
Period-end common shares issued and outstanding	4,562,055	4,436,855

	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
Shares issued	109,108	9,499	124,170	49,734
Shares repurchased	—	(9,580)	—	(71,030)
Average common shares issued and outstanding	4,543,963	4,420,616	4,469,517	4,424,269
Average diluted common shares issued and outstanding	4,563,508	4,475,917	4,493,506	4,483,465
Dividends paid per common share	$ 0.64	$ 0.64	$ 1.92	$ 1.76

Summary Ending Balance Sheet	September 30
	2008	2007
Total loans and leases	$ 942,676	$ 793,537
Total debt securities	258,677	177,296
Total earning assets	1,544,907	1,362,543
Total assets	1,831,177	1,578,763
Total deposits	874,051	699,222
Total shareholders’ equity	161,039	138,510
Common shareholders’ equity	136,888	135,109
Book value per share of common stock	$ 30.01	$ 30.45

*	Preliminary data
(1)	Ratios do not include loans measured at fair value in accordance with SFAS 159 at and for the three and six months ended September 30, 2008 and 2007.
(2)	Tangible equity equals shareholders’ equity less goodwill and intangible assets divided by total assets less goodwill and intangible assets

Certain prior period amounts have been reclassified to conform to current period presentation.

Bank of America Corporation and Subsidiaries

Supplemental Financial Data

(Dollars in millions)

Fully taxable-equivalent basis data	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
Net interest income	$ 11,920	$ 8,992	$33,148	$26,375
Total revenue, net of interest expense	19,899	16,472	57,996	55,128
Net interest yield	2.93%	2.61%	2.86%	2.60%
Efficiency ratio	58.60	52.89	52.73	49.19

Other Data	September 30
	2008	2007
Full-time equivalent employees	247,024	198,000
Number of banking centers - domestic	6,139	5,748
Number of branded ATMs - domestic	18,584	17,231

Certain prior period amounts have been reclassified to conform to current period presentation.